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PROXY FOR COMMON SHARES SOLICITED ON BEHALF OF
THE MANAGEMENT OF VASOGEN INC.

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF VASOGEN INC. (THE "COMPANY") IN CONJUNCTION WITH THE ANNUAL AND SPECIAL MEETING (THE "MEETING") OF SHAREHOLDERS OF THE COMPANY TO BE HELD AT TORONTO, ONTARIO, ON WEDNESDAY, MAY 7, 2003, AT 4:30 P.M. (TORONTO TIME) AT THE TSX CONFERENCE CENTRE, 130 KING STREET WEST, TORONTO, ONTARIO. A SHAREHOLDER HAS THE RIGHT TO APPOINT AS THE SHAREHOLDER'S PROXY A PERSON (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THOSE DESIGNATED BELOW, BY INSERTING THE NAME OF SUCH OTHER PERSON IN THE BLANK SPACE PROVIDED.

The undersigned shareholder of the Company hereby appoints David Elsley, President and Chief Executive Officer of the Company, or, failing him, Christopher Waddick, Executive Vice-President, Chief Financial Officer, Secretary and Treasurer of the Company, or instead of either of them, ________________________________________________________________ as proxy of the undersigned with full power of substitution to attend, vote, and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Meeting, and at any adjournment(s) thereof. Specifically, all the shares registered in the name of the undersigned are to be voted as indicated below and may be voted at the discretion of such proxy with respect to amendments or variations to the matters identified in the Notice of Meeting or other matters that may properly come before the Meeting. IF NO CHOICE IS SPECIFIED, THE INDIVIDUAL NAMED AS PROXY SHALL VOTE IN FAVOR OF THE ITEMS OF BUSINESS SET FORTH IN ITEMS 1, 2, 3, 4 AND 5 BELOW.


                                   1.   VOTE [ ] OR WITHHOLD FROM VOTING [ ]
                                        on the election of eight directors;

                                   2.   VOTE [ ] OR WITHHOLD FROM VOTING [ ]
                                        on the reappointment of KPMG LLP,
                                        Chartered Accountants, as the auditor of the Company and to authorize the directors to fix the auditor's remuneration;

                                   3.   VOTE FOR [ ] OR AGAINST [ ]
                                        the establishment of the Company's
                                        Employee Stock Option Plan - 2003;

                                   4.   VOTE FOR [ ] OR AGAINST [ ]
                                        the establishment of the Company's
                                        Director Stock Option Plan - 2003;

                                   5.   VOTE FOR [ ] OR AGAINST [ ]
                                        the amendment to the Company's
                                        Shareholder Rights Plan

                                   The undersigned hereby revokes any proxy previously given to attend and vote at said Meeting.

                                   DATED the _____ day of _______________, 2003.

                                   _____________________________________________
                                   Signature of Common Shareholder

                                   _____________________________________________
                                   Name of Shareholder
                                   (Please Print)

                                   NOTES:

                                   1. Please sign exactly as your name appears on your share certificate and return this proxy at once, using the return envelope enclosed.

                                   2. Executors, administrators, trustees, and the like should so indicate when signing on behalf of a shareholder. Where shares are held jointly, each owner must sign. Where the shareholder is a corporation, this proxy must be signed by an authorized officer or attorney.

                                   3.   If this proxy is not dated in the above
                                        space, it is deemed to bear the date on
                                        which it was mailed by the Company.